Exhibit 3.2

FIRST CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
HMP EQUITY HOLDINGS CORPORATION

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

HMP Equity Holdings Corporation, a Delaware corporation (hereinafter called the “Corporation”) does hereby certify as follows:

FIRST:  The first paragraph of Article Fourth of the Corporation’s Certificate of incorporation is hereby amended to read in its entirety as set forth below:

FOURTH:  The total number of shares of stock which the Corporation shall have authority to issue is Two Hundred Eighty Million (280,000,000), each having a par value of $0.01.  The terms capitalized in this Article FOURTH which are not otherwise defined in context below shall have the meaning set forth in the Definition section below.

SECOND:  The Common Stock section of Article Fourth of the Corporation’s Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

1.                                       Number, Designation and Par Value.  The Corporation is authorized to issue Two Hundred Fifty Million (250,000,000) shares designated as common stock, each having a par value of $0.01 per share (the “Common Stock”).

2.                                       Dividend Rights.  The holders of outstanding shares of Common Stock (the “Common Stockholders”) shall be entitled to receive, when, and if declared by the Board of Directors of the Corporation, out of any Legally Available Assets such dividends as may be declared from time to time by the Board.

3.                                       Redemption.  The Common Stock is not redeemable.

4.                                       Voting Rights.  Each Common Stockholder shall have the right to one vote per share of Common Stock held by such Common Stockholder, shall be entitled to notice of any stockholders’ meetings in accordance with the By-Laws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by applicable law, this Certificate of Incorporation and the By-Laws of the Corporation.

5.                                       Net Assets.  Upon the dissolution of the Corporation, the Common Stockholders shall be entitled to receive distributions of the net assets of the Corporation out of Legally Available Assets after payment of any and all distributions required to be made on the Preferred Stock (as defined below).

THIRD:  The Definition Section of Article Fourth of the Corporation’s Certificate of Incorporation is hereby amended as follows:

1.                                       All references to either Common Stock, Common A Stock or Common B Stock in the Certificate of Incorporation of the Corporation shall be deemed to be references to Common Stock, as defined in the amended Common Stock section of Article Fourth.

2.                                       All references to Common A Stockholders, Common B Stockholders and Common Stockholders, shall be deemed to be references to Common Stockholders, as defined in the amended Common Stock section of Article Fourth.

3.                                       The Definition section of Article Fourth is hereby amended by (i) deleting the definitions of “Adjusted Tracked Business Amount,” “Class B Percentage,” “Common A Dividends,” “Common B Dividends,” “Common Percentage,” “Tracked Business” and “Tracked Business Consolidated Balance Sheet” and (ii) adding the following definition:  “Common Stock Dividends” means any dividend paid on the Common Stock pursuant to and in accordance with this Article Fourth.

FOURTH:  Article Sixth of the Corporation’s Certificate of Incorporation is hereby amended by adding thereto the following section (f), section (g), section (h) and section (i):

(f)                                    MatlinPatterson Approval.  Notwithstanding the foregoing, the Corporation shall not, and shall not cause or permit any of its Subsidiaries to, without first obtaining the approval of the Board of Directors of the Corporation and the approval of MatlinPatterson (by vote or written consent, as provided by law):

(i)                                     merge, consolidate or combine with any other entity (other than a Subsidiary) or approve the merger, consolidation or combination of the Corporation or any of its Subsidiaries with any other entity (other than a Subsidiary);

(ii)                                  initiate the sale of equity securities or a Subsidiary’s equity securities pursuant to a registration statement under the Securities Act of 1933, as amended, or initiate any public offering outside of the United States with respect to the equity securities of the Corporation or its Subsidiaries; or

(iii)                               purchase or redeem, or declare or pay any dividends or distributions in respect of, any equity securities of the Corporation, or of any of its Subsidiaries, other than in respect of equity securities held directly or indirectly by the Corporation.

(g)                                 Adviser Directors Approval.  Notwithstanding the foregoing, the Corporation shall not, and shall not cause or permit any of its Subsidiaries to, without first obtaining the approval of the Board of Directors of the Corporation which approval shall include the approval of at least one of the Adviser Directors (by vote or written consent, as provided by law):

(i)                                     issue any new equity securities of the Corporation or any Subsidiary, other than (a) directors’ qualifying shares and (b) any issuance which does not dilute HH’s or the Corporation’s direct or indirect interest in such Subsidiary;

(ii)                                  enter into or acquire any line of business that does not consist in all material respects of the manufacture, distribution, purchase or sale of chemicals, plastics or finished products made therefrom or is not otherwise reasonably related thereto;

(iii)                               enter into any transaction, agreements or arrangements between the Corporation or any of its Subsidiaries, on the one hand, and any Affiliate (as such term is defined in the LLC Agreement) (other than any Subsidiary of HH), member of HH, any Affiliate of any member of HH, officer, director or stockholder, on the other hand, other than (a) with respect to officers and directors, transactions in the ordinary course of business (e.g., employee expense reimbursement, housing relocation, etc.) and (b) transactions with joint venture entities (other than any joint venture with (A) any officer or director of the Corporation or any of its Subsidiaries or (B) Jon M. Huntsman, his spouse, his children and their spouses, and his grandchildren and their spouses, and any trusts for the benefit of any of the foregoing and any entities controlled directly or indirectly by the foregoing that directly or indirectly own at any time an interest in the Corporation (collectively, the “Huntsman Family”)) entered into in the ordinary course of business;

(iv)                              amend the By-Laws and the Certificate of Incorporation of the Corporation or the charter documents of any Key Subsidiary (as such term is defined in the Interest Holders Agreement by and among the Corporation, Family Holdings II, MatlinPatterson and HH) or modify the size of the Board of Directors of the Corporation;

(v)                                 approve (a) the annual budget of the Corporation and its Subsidiaries and (b) any material deviations therefrom with respect to any item of discretionary spending;

(vi)                              acquire any business (or any material part of any business), whether by share or asset acquisition or any shares or interests in any company (other than a transaction between the Corporation or one of its Subsidiaries, on the one hand, and a Subsidiary of the Corporation, on the other hand), where the consideration paid (including assumption of indebtedness) exceeds an aggregate of $25 million per transaction;

(vii)                           dispose of any business (or any material part of any business), division or Subsidiary (including substantially all the assets thereof), whether by share or asset disposition or any shares or interests in any company (other than a transaction between the Corporation or one of its Subsidiaries, on the one hand, and a Subsidiary of the Corporation, on the other hand), where the consideration received (including assumption of indebtedness) exceeds an aggregate of $25 million per transaction;

(viii)                        approve any individual capital projects or incur any capital expenditures, in each case not provided for in the annual budget, in any transaction or series of related transactions for an amount in excess of $25 million, other than maintenance capital;

(ix)                                enter into any hedging agreement other than in the ordinary course of business in order to manage existing or anticipated equity, interest rate, exchange rate, commodity or other revenue or expense risk and not for speculative purposes in any case;

(x)                                   approve compensation of the chief executive officer of the Corporation or Huntsman International Holdings LLC, a Delaware limited liability company, any executive vice president of the Corporation, any division head or any member of the Huntsman Family;

(xi)                                appoint an independent certified public accountant other than Deloitte & Touche LLP;

(xii)                             (a) enter into a new credit facility (or increasing the commitments under any existing credit facility) or any other agreement or arrangement to incur Indebtedness (excluding intra-company borrowings or renewals or extensions of existing agreements in effect on September 30,2002 (but not increases in the principal amount thereof) evidencing Indebtedness that were approved by the Board of Directors of the Corporation, and excluding accounts receivable securitizations or similar financings), and/or (b) assuming Indebtedness as a result of acquisitions, in each case where the amount of Indebtedness incurred or assumed, together with all other such Indebtedness so incurred or assumed in the same calendar year, exceeds $100 million in the aggregate in such calendar year, provided, that for purposes of determining whether the aggregate amount of such Indebtedness incurred or assumed exceeds $100 million, the following Indebtedness shall be disregarded:  (w) interest rate, commodities and currency hedging agreements entered into in the ordinary course of business, (x) Indebtedness to the extent that the proceeds thereof are to be used to refinance or repay, concurrently with or within ten (10) Business Days of incurrence, any other Indebtedness, (y) Indebtedness incurred for the sole purpose of making mandatory and scheduled repayments of existing Indebtedness which is to be repaid within twelve (12) months of the incurrence of such Indebtedness, and (z) fees and expenses associated with the raising, renewal or refinancing of such Indebtedness referred to in clause (x) or (y) above;

(xiii)                          file any petition for bankruptcy or consent to the entry of an order for relief in an involuntary bankruptcy case or make any assignment for the benefit of creditors; or

(xiv)                         make any charitable contributions other than Permitted Charitable Contributions.

(h)                                 Board of Director Vacancies.  If a vacancy occurs on the Board of Directors of the Corporation, including a vacancy resulting from an increase in the number of directors, the Common Stockholders may fill the vacancy in accordance with the LLC Agreement.

(i)                                     Definitions

(1)                                  “Adviser Directors” means two of the directors designated to the Board of Directors of the Corporation by MatlinPatterson in accordance with the LLC Agreement.

(2)                                  “Class A Units” means Class A Units of HH.

(3)                                  “Class B Members” means any holder of Class B Units and admitted to HH as a member.

(4)                                  “Class B Units” means Class B Units of HH.

(5)                                  “Family Holdings II” means Huntsman Family Holdings II Company LLC, a Utah limited liability company.

(6)                                  “MatlinPatterson” means MatlinPatterson Global Opportunities Partners L.P., by its Investment Advisor, MatlinPatterson Global Advisers LLC.

(7)                                  “HH” means Huntsman Holdings, LLC, a Delaware limited liability company.

(8)                                  “Indebtedness” as used in this Certificate shall be as defined under the Amended and Restated Term Loan Agreement, dated as of March 30, 2000, among Huntsman Corporation, Bankers Trust Company, as Agent and the financial institutions signatory thereto, as amended, restated and otherwise modified from time to time.

(9)                                  “LLC Agreement” means the Limited Liability Company Agreement of HH, as amended from time to time.

(10)                            “Permitted Charitable Contributions” meals (i) charitable contributions made in the ordinary course of business and (ii) in addition to charitable contributions made in the ordinary course of business, charitable contributions in each year to charitable causes designated by Class B Members holding at least 50% of the Class B Membership Interests in an amount equal to 1.5% of the EBITDA of the Corporation and its Subsidiaries for such year (up to an aggregate of $12 million per annum), so long as making such contributions is not imprudent; provided, however, that the aggregate amount of Permitted Charitable Contributions shall not exceed $25 million.

(11)                            “Subsidiaries” means, with respect to any person, any corporation, partnership, limited partnership, limited liability company, joint venture or other legal entity into which such person or entity (either directly or through or together with other Subsidiaries) owns more than 50% of the voting securities of such corporation, partnership, limited liability company, joint venture or other legal entity.

FIFTH:  Article Tenth of the Corporation’s Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

“The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate, in a manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation; provided that section (f), (g), (h) and (i) of Article Sixth can be amended only with the consent of MatlinPatterson Global Opportunities Partners, L.P., in addition to any other approval required by applicable law.”

The foregoing amendment were duly adopted in accordance with Section 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, HMP Equity Holdings Corporation has caused this Certificate to be duly executed in its corporate name this 27th day of September, 2002.

HMP Equity Holdings Corporation,
a Delaware corporation

By:	/s/ Sam Scruggs
Its: Executive Vice President